UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Townsquare Media, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of class of securities)

892231-10-1
(CUSIP Number)

Robert Roderick Managing Director GE Capital Equity Holdings, LLC 201 Merritt 7 Norwalk, CT 06851 (203) 229-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

CUSIP No. 892231-10-1	13D	Page 2

1	NAME OF REPORTING PERSONS
GE Capital Equity Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
0 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (see Item 5)

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 892231-10-1	13D	Page 3

1	NAME OF REPORTING PERSONS
GE Business Financial Services, Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
0 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (see Item 5)

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 892231-10-1	13D	Page 4

1	NAME OF REPORTING PERSONS
AN Capital Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
0 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (see Item 5)

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 892231-10-1	13D	Page 5

1	NAME OF REPORTING PERSON
GE Capital US Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
0 (see Item 5) (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (see Item 5)

14	TYPE OF REPORTING PERSON
CO

(1)	GECEH, GEBFS and AN Capital are direct or indirect wholly-owned subsidiaries of GE Capital-US.

CUSIP No. 892231-10-1	13D	Page 6

1	NAME OF REPORTING PERSON
General Electric Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Disclaimed (see row 11 below)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
Disclaimed (see row 11 below)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
Beneficial ownership of all shares disclaimed by General Electric Company

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Not applicable (see row 11 above)

14	TYPE OF REPORTING PERSON
CO

This Amendment No. 3 (“Amendment No. 3) amends the Schedule 13D filed August 4, 2014, as amended (the “Schedule 13D”), and is filed jointly by GE Capital Equity Holdings, LLC (“GECEH”), GE Business Financial Services Inc. (“GEBFS”), AN Capital Corporation (“AN Capital”), GE Capital-US Holdings, Inc. (“GE Capital-US”), and General Electric Company (“GE”) (each of GECEH, GEBFS, AN Capital, GE Capital-US and GE, a “Reporting Person” and collectively the “Reporting Persons”), with respect to the Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), of Townsquare Media, Inc. (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is supplemented as follows:

On August 16, 2016, GECEH, GEBFS, and AN Capital sold an aggregate of 3,208,139 shares of Class C Common Stock to Madison Square Garden Investments, LLC (“MSG”) for $7.20 per share, in cash (an aggregate of $23,098,600.80) pursuant to a Stock Purchase Agreement entered into among them on the same date (the “MSG Stock Purchase Agreement”).  Specifically, GECEH sold 2,946,283 shares of Class C Common Stock for $21,213,237.60; GEBFS sold 144,284 shares of Class C Common Stock for $1,038,844.80; and AN Capital sold 117,572 shares of Class C Common Stock for $846,518.40.

On August 16, 2016, GECEH sold an aggregate of 50,000 shares of Class C Common Stock to The Price 1998 Descendant’s Trust (the “Price Trust”) for $7.20 per share, in cash (an aggregate of $360,000.00) pursuant to a Stock Purchase Agreement entered into between them on the same date (the “Price Stock Purchase Agreement”).

Upon consummation, the shares of Class C Common Stock sold to MSG and the Price Trust automatically converted into an equal number of shares of Class A Common Stock pursuant to the Issuer’s Certificate of Incorporation.

Item 5. Interest in Securities of the Issuer.

(a)	The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 3, as of August 17, 2016, are incorporated herein by reference. As of August 17, 2016, none of the Reporting Persons beneficially owned any shares of Class A Common Stock or Class C Common Stock. To the Reporting Persons’ knowledge, none of the Scheduled Persons beneficially owned any shares of Class A Common Stock or Class C Common Stock as of August 17, 2016.

(b)	The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 3 and (ii) Item 5(a) hereof, in each case, as of August 17, 2016, are incorporated herein by reference.

(c)	Except for the transactions described in Item 4 of this Amendment No. 3 (which is incorporated herein by reference), none of the Reporting Persons, nor, to their knowledge any of the Scheduled Persons, has effected any transaction in Class A Common Stock during the past 60 days.

(d)	Not applicable.

(e)	On August 16, 2016, the Reporting Persons ceased to be beneficial owners of more than five percent of the Class A Common Stock outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 14 hereto.  The information set forth in Items 4 of this Amendment No. 3 is incorporated herein by reference.  Copies of the MSG Stock Purchase Agreement and Price Stock Purchase Agreement are attached as Exhibits 15 and 16 respectively hereto.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

14	Joint Filing Agreement, by and among the Reporting Persons.*

15	MSG Stock Purchase Agreement*

16	Price Stock Purchase Agreement*

__________________ * Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 2016

GE CAPITAL EQUITY HOLDINGS, LLC

By:	/s/ Robert Roderick
Name: Robert Roderick
Title: Managing Director

GE BUSINESS FINANCIAL SERVICES INC.

By:	/s/ Robert Roderick
Name: Robert Roderick
Title: Vice President

AN CAPITAL CORPORATION

By:	/s/ Robert Roderick
Name: Robert Roderick
Title: Vice President

GE CAPITAL US HOLDINGS, INC.

By:	/s/ Robert Roderick
Name: Robert Roderick
Title: Attorney-in-fact*

GENERAL ELECTRIC COMPANY

By:	/s/ Robert Roderick
Name: Robert Roderick
Title: Attorney-in-fact*

* Power of Attorney previously filed.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

14	Joint Filing Agreement, by and among the Reporting Persons.*

15	MSG Stock Purchase Agreement.*

16	Price Stock Purchase Agreement.*

______________
* Filed herewith.